SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

USANA HEALTH SCIENCES, INC.

(Name of Subject Company (Issuer))

Unity Acquisition Corp.

Gull-Unity Holding Corp.

Gull Holdings, Ltd.

Myron W. Wentz

David A. Wentz

Jacquelyn R. Wentz

Bryan Wentz

Annette Wentz

Paul & Jane Meyer Family Foundation

Paul J. Meyer

Alice Jane Meyer

Centre Island Properties, Ltd.

Waco Boys Club Foundation, Inc.

L-K Marketing Group, LLC

Beagle Irrevocable Asset Trust

(Names of Filing Persons (Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

90328M107

(CUSIP Number of Class of Securities)

Dr. Myron Wentz

3838 West Parkway Boulevard

Salt Lake City, UT 84120

(801) 954-7700

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James A. Matarese

Lisa R. Haddad

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$142,535,068	$5,601.63

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 5,432,118 shares of common stock, par value $0.001 per share, of USANA Health Sciences, Inc., at a purchase price of $26.00 per share. Such number of shares consists of 5,374,230 shares of common stock issued and outstanding as of May 28, 2008, and 107,888 shares of common stock issuable under stock options or other equity awards as of May 28, 2008, with an exercise price less than $26.00.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,550.54
Form or Registration No.:	Schedule TO/Schedule 13E-3
Filing party:	Unity Acquisition Corp., et al.
Date filed:	June 2, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

1	NAMES OF REPORTING PERSONS Gull Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,302,452
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 8,302,452
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,302,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Excludes 3,280,152 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Myron W. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION St. Kitts & Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,582,452
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 8,582,452
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,582,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 3,000,152 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS David A. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 417,510
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 417,510
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 11,165,094 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Jacquelyn R. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 616,050
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 616,050
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 10,966,554 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Bryan Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 123,312
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 123,312
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 11,459,292 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Annette Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,940
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,940
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 11,579,664 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Paul & Jane Meyer Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 888,745
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 888,745
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 10,693,859 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Paul James Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 84,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 84,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 11,498,604 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Alice Jane Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 84,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 84,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 11,498,604 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Centre Island Properties, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 741,930
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 741,930
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Excludes 10,840,674 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Waco Boys Club Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 58,400
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 58,400
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 11,524,204 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS L-K Marketing Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 52,865
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 52,865
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Excludes 11,529,739 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

1	NAMES OF REPORTING PERSONS Beagle Irrevocable Asset Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 17,340
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 17,340
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) (1)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Excludes 11,565,264 shares beneficially owned by other reporting persons included in this amendment to Schedule 13D. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, as amended, any group formed when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, will be deemed to have acquired beneficial ownership of all equity securities of the issuer beneficially owned by any member of such group.

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO/Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2008, by Unity Acquisition Corp., a Utah corporation (the “Purchaser”) and wholly-owned subsidiary of Gull-Unity Holding Corp., a Delaware corporation, and certain other participants in the tender offer, as amended by that certain Amendment No. 1 to Schedule TO/Schedule 13E-3 filed with the Commission on June 5, 2008, and by that certain Amendment No. 2 to Schedule TO/Schedule 13E-3 filed with the Commission on June 17, 2008 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of USANA Health Sciences, Inc., not already owned by the participants in the offer, at a price of $26.00 per share in cash, net to the sellers in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2008, as amended or supplemented, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The section of the Offer to Purchase entitled “SUMMARY TERM SHEET”, incorporated herein by reference, is hereby amended by adding the following Question and Answer to such section:

“What factors did you consider in determining to undertake the Offer and the Merger?

We decided to pursue the Offer and the Merger at this time because, as significant owners of USANA common stock, we believe that the costs of USANA remaining a public company exceed any resulting benefits. In particular, we considered the following factors:

•	Our ability to eliminate public market distractions for USANA and its management, distributors and employees, which have had a negative impact on USANA and the value of the Shares;

•

The relatively low “public float” for USANA common stock, and our determination that the completion of the Offer and the Merger would result in immediate liquidity to shareholders unaffiliated with us at a premium to recent trading prices prior to public announcement of the Offer;

•	Public capital market trends adversely affecting companies of similar size to USANA;

•	Our ability to eliminate costs and additional burdens on management associated with USANA being a public company; and

•	Our ability to more closely and directly monitor and influence our investment in USANA as a privately-held company.

We also considered the risks associated with the Offer and the Merger, including the substantial risks associated with incurring the proposed debt financing. See “Special Factors—Reasons for the Offer and the Merger.” ”

The section of the Offer to Purchase entitled “SUMMARY TERM SHEET”, incorporated herein by reference, is hereby amended as set forth below in Item 4 of this Amendment.

ITEM 2. SUBJECT COMPANY INFORMATION.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 6 (“Price Range of Shares; Dividends; Transactions in Shares”), incorporated herein by reference, is hereby amended by deleting the first sentence of the last paragraph of such section and replacing it with the following:

“Except as stated below, none of the persons set forth on Exhibit B has effected any transactions in the Shares in the past 60 days.”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”), incorporated herein by reference, is hereby amended by deleting the beneficial ownership table and footnotes related thereto in such section and replacing it with the following:

“Name	Number of Shares Beneficially Owned	Percentage of Class (1)
Gull Holdings, Ltd.	8,302,452	50.6%
Myron W. Wentz (2)	8,582,452	51.5
David A. Wentz (3)	417,510	2.5
Jacquelyn R. Wentz (4)	616,050	3.8
Bryan Wentz (5)	123,312	*
Annette Wentz (6)	2,940	*
Paul & Jane Meyer Family Foundation (7)	888,745	5.4
Alice Jane Meyer (7)(8)	84,000	*
Paul J. Meyer (8)	84,000	*
Centre Island Properties, Ltd. (7)	741,930	4.5
Waco Boys Club Foundation, Inc.	58,400	*
L-K Marketing Group, LLC (7)	52,865	*
Beagle Irrevocable Asset Trust	17,340	*
All Offer Participants as a Group (13 persons) (9)	11,582,604	68.7%

*	Less than 1%.
(1)	Based on 16,392,384 shares of USANA common stock outstanding as reported in USANA’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2008, adjusted to include outstanding options and stock appreciation rights exercisable for each Offer Participant (and only with respect to such Offer Participant) within 60 days of May 28, 2008.
(2)	Includes options to purchase 280,000 Shares exercisable within 60 days of May 28, 2008 and the 8,302,452 Shares held by Gull Holdings. Under SEC rules and regulations, Gull Holdings and Dr. Wentz are both deemed the beneficial owner of the Shares held by Gull Holdings.

(3)	Includes options to purchase 57,000 Shares exercisable within 60 days of May 28, 2008, and 9,178 Shares that are held in Mr. Wentz’s 401(k) account. Also includes 50,000 Shares which have been pledged to support an obligation incurred in connection with a prepaid variable forward contract that was entered into by Mr. Wentz with an unaffiliated third-party (the “Variable Contract”). The number of Shares to be delivered by Mr. Wentz on March 31, 2009 (the maturity date of the Variable Contract) will be based on the market price of the Shares and will not exceed 50,000 Shares. These 50,000 Shares and the 9,178 Shares that are held in Mr. Wentz’s 401(k) account will not be contributed to Holdco pursuant to the Contribution Agreement. In connection with the completion of the Offer, Mr. Wentz may transfer a portion of his Shares to one or more trusts or other entities owned by him or other members of his immediate family for estate planning purposes.
(4)	Includes 50,000 Shares which Ms. Wentz has loaned to the counterparty to the Variable Contract. Ms. Wentz has the right to request the return of such Shares under certain circumstances. These 50,000 Shares will not be contributed to Holdco pursuant to the Contribution Agreement.
(5)	Includes options to purchase 115,000 Shares exercisable within 60 days of May 28, 2008, and 3,200 Shares that are issuable pursuant to stock appreciation rights. Also includes 72 Shares held in Mr. Wentz’s 401(k) account, and 2,940 Shares held in a revocable trust that each of Bryan Wentz and Annette Wentz is deemed to beneficially own under SEC rules and regulations. The 72 Shares that are held in Mr. Wentz’s 401(k) account will not be contributed to Holdco pursuant to the Contribution Agreement. In connection with the completion of the Offer, Mr. Wentz may transfer a portion of his Shares to one or more trusts or other entities owned by him or other members of his immediate family for estate planning purposes.
(6)	Includes 2,940 Shares held in a revocable trust that each of Annette Wentz and Bryan Wentz is deemed to beneficially own under SEC rules and regulations. Does not include 120,372 Shares beneficially owned by Mr. Wentz and set forth in the table above, as to which Shares Mrs. Wentz disclaims beneficial ownership.
(7)	All or a portion of these Shares are currently pledged as collateral for a loan.
(8)	Alice Jane Meyer is the owner of record of 84,000 Shares as her sole and separate property. Under the rules and regulations of the SEC, however, Paul J. Meyer is deemed a beneficial owner of those Shares. Accordingly, under the rules and regulations of the SEC, Mr. and Mrs. Meyer share the power to vote or direct the vote, and share the power to dispose or direct the disposition, of those Shares.
(9)	Includes options to purchase 452,000 Shares exercisable within 60 days of May 28, 2008, and 3,200 Shares that are issuable pursuant to stock appreciation rights.”

ITEM 4. TERMS OF THE TRANSACTION

The Offer to Purchase, incorporated herein by reference, is hereby amended as set forth in the other applicable Items of this Amendment. In addition, the section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 2 (“Acceptance for Payment and Payment for Shares”), incorporated herein by reference, is hereby amended by deleting the first sentence of the first paragraph of such section and replacing it with the following:

“Upon the terms and subject to the conditions of the Offer (including the Offer Conditions), Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the expiration or termination of the Offer.”

In addition, the section of the Offer to Purchase entitled “THE TENDER OFFER” - Section 11 (“Certain Conditions of the Offer”), incorporated herein by reference, is hereby amended by adding the following sentence to the end of the penultimate paragraph of such section for purposes of clarification:

“Notwithstanding the foregoing, the Offer Participants will not waive the Minimum Tender Condition or the Majority of the Minority Condition.”

Following the original filing of the Schedule TO with the Commission, it came to the attention of the Offer Participants that 50,000 Shares beneficially owned by Jacquelyn R. Wentz that are subject to a loan agreement with an unaffiliated third-party, may not be available for contribution to Holdco as previously expected. Accordingly, the following references to certain Share amounts in the Offer to Purchase are hereby amended as follows:

References to Purchaser, Holdco and the Offer Participants making the Offer to acquire “approximately 5,324,230 Shares” are hereby amended to be references to “approximately 5,374,230 Shares” in the following sections of the Offer to Purchase: “SUMMARY TERM SHEET,” “INTRODUCTION,” and “THE TENDER OFFER” – Section 1 (“Terms of the Offer”).

References to the tender of “approximately 2,662,116 Shares” held by shareholders other than Purchaser, Holdco and the Offer Participants in order to satisfy the Majority of the Minority Condition are hereby amended to be references to “approximately 2,687,116 Shares” in the following section of the Offer to Purchase: “SUMMARY TERM SHEET.”

References to the tender of “approximately 3,782,091 Shares” held by shareholders other than Purchaser, Holdco and the Offer Participants in order to satisfy the Minimum Tender Condition are hereby amended to be references to “approximately 3,832,091 Shares” in the following sections of the Offer to Purchase: “SUMMARY TERM SHEET,” “INTRODUCTION,” and “SPECIAL FACTORS” (“Position of Purchaser, Holdco and the Offer Participants Regarding the Fairness of the Offer and the Merger”).

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”), incorporated herein by reference, is hereby amended as set forth above in Item 3 of this Amendment.

The section of the Offer to Purchase entitled “INTRODUCTION” beginning on page 8 of the Offer to Purchase, incorporated herein by reference, is hereby relocated to (by deleting it in its entirety and restating it in full on) the page immediately following the end of the section entitled “SPECIAL FACTORS.”

Additionally, the section of the Offer to Purchase entitled “INTRODUCTION,” incorporated herein by reference, is hereby amended as set forth above in Item 4 of this Amendment.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The section of the Offer to Purchase entitled “SPECIAL FACTORS” (“Reasons for the Offer and the Merger”), incorporated herein by reference, is hereby amended by deleting the third to last bullet point in such section and replacing it with the following:

“•	The elimination of costs associated with being a public company, which cost savings, in the aggregate, are estimated to be approximately $1,150,000 on an annual basis. These costs include legal fees associated with filing periodic reports with the SEC, the expense of publishing and distributing annual reports and proxy statements to shareholders, the increased costs that resulted from the enactment of the Sarbanes-Oxley Act of 2002 and the related SEC rules, and a portion of USANA’s independent accounting firm fees for audit services (since USANA will be required to provide audited financial statements to its lender on a going-forward basis for periods subject to completion of the Offer, the cost savings include only incremental savings on accounting fees in an estimated amount of $250,000);”

The section of the Offer to Purchase entitled “INTRODUCTION,” incorporated herein by reference, is hereby amended as set forth above in Item 5 of this Amendment.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 6 (“Price Range of Shares; Dividends; Transactions in Shares”), incorporated herein by reference, is hereby amended as set forth above in Item 2 of this Amendment.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”), incorporated herein by reference, is hereby amended as set forth above in Item 3 of this Amendment.

ITEM 11. ADDITIONAL INFORMATION.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”), incorporated herein by reference, is hereby amended as set forth above in Item 3 of this Amendment.

The section of the Offer to Purchase entitled “INTRODUCTION,” incorporated herein by reference, is hereby amended as set forth above in Item 5 of this Amendment.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

ITEM 2. SUBJECT COMPANY INFORMATION.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 6 (“Price Range of Shares; Dividends; Transactions in Shares”), incorporated herein by reference, is hereby amended as set forth above in Item 2 of this Amendment.

ITEM 4. TERMS OF THE TRANSACTION.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”), incorporated herein by reference, is hereby amended as set forth above in Item 3 of this Amendment.

The section of the Offer to Purchase entitled “INTRODUCTION,” incorporated herein by reference, is hereby amended as set forth above in Item 5 of this Amendment.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The section of the Offer to Purchase entitled “SPECIAL FACTORS” (“Reasons for the Offer and the Merger”), incorporated herein by reference, is hereby amended as set forth above in Item 6 of this Amendment.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 8 (“Certain Information Concerning Purchaser, Holdco and the Offer Participants”), incorporated herein by reference, is hereby amended as set forth above in Item 3 of this Amendment.

The section of the Offer to Purchase entitled “INTRODUCTION,” incorporated herein by reference, is hereby amended as set forth above in Item 5 of this Amendment.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The section of the Offer to Purchase entitled “INTRODUCTION,” incorporated herein by reference, is hereby amended as set forth above in Item 5 of this Amendment.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 5 (“Material U.S. Federal Income Tax Consequences”), incorporated herein by reference, is hereby amended by deleting the third sentence of the first paragraph of the subsection entitled “Tax Consequences to USANA Shareholders” and replacing it with the following:

“The summary does not purport to address all of the tax consequences that may be relevant to a particular shareholder in light of his, her or its personal circumstances.”

The section of the Offer to Purchase entitled “SPECIAL FACTORS” (“Reasons for the Offer and the Merger”), incorporated herein by reference, is hereby amended as set forth above in Item 6 of this Amendment.

The section of the Offer to Purchase entitled “INTRODUCTION,” incorporated herein by reference, is hereby amended as set forth above in Item 5 of this Amendment.

ITEM 8. FAIRNESS OF THE TRANSACTION.

The section of the Offer to Purchase entitled “SPECIAL FACTORS” (“Position of Purchaser, Holdco and the Offer Participants Regarding the Fairness of the Offer and the Merger”), incorporated herein by reference, is hereby amended as follows:

The subsection entitled “Presentation by Financial Advisor” is deleted in its entirety and replaced with the following:

“PRESENTATION BY FINANCIAL ADVISOR. On May 12, 2008, Canaccord Adams made an oral presentation to Dr. Wentz and David Wentz in which it provided valuation data, including data based on a premium analysis of cash merger transactions in the United States since 2006, USANA’s equity analysts’ ratings and estimates, public peer companies in the direct selling and dietary supplement industry, and recent transactions in the direct selling and dietary supplement industry. Canaccord Adams, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Canaccord Adams has been continuously engaged in the securities and investment banking business since 1969. In selecting Canaccord Adams as its financial advisor, Gull Holdings did not interview multiple investment banks. In selecting Canaccord Adams, Gull Holdings relied on Canaccord Adams’ experience and reputation in the direct selling and dietary supplement industries through its Health, Wellness and Lifestyle franchise. Canaccord Adams has been continuously covering companies whose businesses are related to consumer health, wellness and lifestyle in its investment banking and research departments since the mid-1990s. Canaccord Adams’ Equity Research Department has published investment research on USANA for over two years. Canaccord Adams has received and will receive fees from Gull Holdings for its financial advisory services, a significant portion of which are contingent upon completion of the Offer and the Merger. See “The Tender Offer—13. Fees and Expenses.”

A summary of the selected valuation data follows:

•

Average Premium Data. Canaccord Adams reviewed the average premiums paid in cash acquisition transactions backed by financial sponsors since January 1, 2006 involving selected publicly-traded U.S. companies with total enterprise values between $200 million and $800 million. Canaccord Adams selected these transactions for purposes of this analysis because they were considered by Canaccord Adams to be the most comparable to USANA in terms of transaction size. Moreover, because the contemplated transaction would be funded by a third-party debt investment, Canaccord Adams viewed going-private transactions backed by financial sponsors with similar transaction value as the most comparable to the Offer. Canaccord Adams excluded transactions in which the share price prior to announcement was below $5.00 per share because, in Canaccord Adams’ opinion, the trading characteristics of those stocks were not comparable to USANA, as institutional investors frequently abstain from acquiring meaningful positions in sub-$5.00 stocks and these stocks are more difficult to short. In this group, the average premium to the closing price immediately prior to announcement was 12.2% and the average premium to the closing price 30 days prior to announcement was 17.7%. Canaccord Adams used the “stripped mean” average premium for this analysis. The stripped mean is the average of a data set excluding the highest and lowest outliers. Canaccord Adams believes that by eliminating the outliers in a particular set of data, one can counteract the effect of skewness in any particular distribution of data. Canaccord Adams also noted that the proposed Offer Price of $26.00 per share represented a 24.8% premium to the closing price on May 12, 2008 (the last trading day prior to the announcement by the Offer Participants that they intended to commence the Offer), and a 20.9% premium to the closing price 30 days prior to May 12, 2008. Accordingly, Canaccord Adams advised the Offer Participants that the premium offered by the proposed Offer Price was significantly higher than the average premiums paid in the selected universe of cash acquisition transactions. Canaccord Adams also noted that the proposed Offer Price represented a 29.2% premium to the volume weighted average price over the 30-day period ending May 12, 2008. The acquisition transactions reviewed are set forth below.

(dollars in millions except per share data)
Announcement Date	Target/Issuer	Buyers/Investors	Transaction Value	Purchase Price Per Share	Premium to Prior Stock Price
					1 Day	1 Week	1 Month
1/30/08	NuCo2 Inc.	Aurora Capital Group	$475.6	$30.00	24.6%	20.1%	17.9%
1/15/08	Lifecore Biomedical, Inc.	Warburg Pincus LLC	$234.6	$17.00	32.4%	27.2%	25.3%
8/02/07	Midwest Air Group, Inc.	TPG Capital LP (Texas Pacific)	$402.6	$16.00	14.9%	23.2%	4.9%
7/27/07	Deb Shops, Inc.	Lee Equity Partners LLC	$391.1	$27.25	2.1%	(6.1%)	(4.2%)
6/18/07	Friendly Ice Cream Corporation	Freeze Operations Holding Corp.	$329.7	$15.50	8.2%	13.3%	5.8%
6/11/07	James River Group, Inc.	DE Shaw & Co LP	$540.3	$34.50	(1.9%)	2.0%	0.4%
6/04/07	Accredited Home Lenders Holding Co.	Lone Star Fund V	$296.8	$15.10	9.7%	3.6%	27.5%
6/04/07	1-800 Contacts, Inc.	Fenway Partners Inc.	$371.7	$24.25	20.8%	26.2%	37.2%
4/26/07	Inter-Tel, Inc.	Mitel Networks Corp.	$697.0	$25.60	6.8%	6.5%	7.1%
4/24/07	Symbion, Inc.	Crestview Partners LLC	$625.4	$22.35	17.4%	13.4%	14.3%
4/05/07	World Air Holdings Inc.	Global Aero Logistics Inc.	$315.0	$12.50	15.7%	16.0%	19.6%
3/20/07	Eschelon Telecom, Inc.	Integra Telecom Inc.	$707.3	$30.00	17.2%	19.2%	27.9%
3/06/07	Topps Company, Inc.	Tornante Co LLC; Madison Dearborn Partners LLC	$394.9	$9.75	9.4%	8.0%	(1.4%)
3/05/07	SafeNet, Inc.	Vector Capital	$689.7	$28.75	1.6%	3.6%	13.6%
1/10/07	International Aluminum Corporation	GenStar Capital LLC	$226.8	$53.00	6.0%	8.7%	13.1%
12/05/06	Direct General Corporation	Fremont Partners; Texas Pacific Group	$563.3	$21.25	28.7%	33.9%	42.0%
11/14/06	Valley National Gases Inc.	Caxton-Iseman Capital Inc.	$330.2	$27.00	0.0%	0.6%	(3.4%)

(dollars in millions except per share data)
Announcement Date	Target/Issuer	Buyers/Investors	Transaction Value	Purchase Price Per Share	Premium to Prior Stock Price
					1 Day	1 Week	1 Month
9/25/06	Educate, Inc.	Sterling Capital Partners LP; Citigroup Private Equity	$504.3	$8.00	13.3%	21.2%	19.9%
9/22/06	Talk America Holdings, Inc.	Cavalier Telephone LLC	$247.8	$8.10	23.3%	35.2%	39.7%
9/12/06	Metrologic Instruments, Inc.	Francisco Partners LP; Elliott Associates LP	$427.0	$18.50	13.1%	15.3%	34.1%
9/12/06	Peach Holdings, Inc.	DLJ Merchant Banking Partners; Orchard Acquisition Co.	$753.5	$7.20	0.8%	2.7%	17.0%
8/18/06	Lone Star Steakhouse & Saloon Inc.	Lone Star Funds	$655.7	$27.10	15.1%	16.2%	12.9%
6/07/06	ACE Cash Express, Inc.	JLL Partners Inc.	$437.5	$30.00	14.0%	12.7%	10.5%
4/27/06	NetIQ Corporation	AttachmateWRQ	$495.0	$12.20	13.8%	8.2%	11.4%
4/21/06	Marsh Supermarkets Inc.	Sun Capital Partners Group Inc.	$325.0	$11.13	(0.3%)	38.1%	39.1%
3/08/06	SOURCECORP Inc.	Apollo Management LP	$458.0	$25.00	(3.2%)	(3.3%)	(2.2%)
2/24/06	Packaging Dynamics Corp.	Thilmany LLC	$304.6	$14.00	(2.2%)	4.2%	7.6%
2/06/06	Duratek, Inc.	EnergySolutions	$512.8	$22.00	25.1%	24.2%	36.9%
1/09/06	Water Pik Technologies, Inc.	Coast Acquisition Corp.	$380.0	$27.75	28.4%	28.9%	30.6%
1/05/06	Datastream Systems, Inc.	Infor Global Solutions Inc.	$205.1	$10.26	16.7%	24.4%	28.3%
			Mean:		12.4%	14.9%	17.8%
			Median:		13.6%	14.3%	15.7%
			Stripped Mean:		12.2%	14.8%	17.7%

The following table sets forth the premium represented by the Offer Price as compared to the premiums paid in the acquisitions transactions.

	Premium Analysis
(dollars in millions except per share data)	1-Day	1-Week	1-Month
Premiums Paid Stripped Mean Percentages	12.2%	14.8%	17.7%
Premium at Offer Price
Premium to Closing Price	24.8%	33.0%	20.9%
Premium to Volume Weighted Average Price	24.5%	26.4%	29.2%
Offer Price	$26.00

•

Summary of Analysts’ Ratings and Estimates. Canaccord Adams summarized equity research analyst ratings and future price targets (typically targets for 12 to 18 months in the future), and noted that the proposed Offer Price was consistent with the average future price target of $26.50, and represented a 3.6% premium to the stripped mean future price target of $25.10 and a 8.3% premium to the median future price target of $24.00. Canaccord Adams noted that the range of future price targets was a low of $21.00 to a high of $39.00. Canaccord Adams used the stripped mean future price target for this analysis to eliminate the effect of the highest and lowest outliers from the calculation of the mean future price target. Canaccord Adams believes that by eliminating the outliers in a particular set of data, one can counteract the effect of skewness in any particular distribution of data. Canaccord Adams also noted that four of the analysts rated the shares the equivalent of “Hold” and three rated the shares the equivalent of “Buy.” The analyst recommendations reviewed, which included that of Canaccord Adams, are set forth below.

(in millions, except per share data)
Analyst Recommendations
Company	Rating	Most Recent Price Target	Revenue		EBITDA		EPS
			FY08E	FY09E	FY08E	FY09E	FY08E	FY09E
Sidoti & Company	Buy	$39.00	$428.3	$456.9	NA	NA	$1.99	$2.33
D.A. Davidson & Co.	Buy	$30.00	$429.7	$459.7	$63.2	$70.8	$2.15	$2.50
Avondale Partners	Market Perform	$26.50	$427.1	$482.5	$72.2	$81.7	$2.06	$2.33
Wedbush Morgan	Buy	$24.00	$426.8	$454.2	$63.1	$69.7	$2.14	$2.40
Goldman Sachs	Neutral	$23.00	NA	NA	NA	NA	NA	NA
Jefferies	Hold	$22.00	$405.4	$409.7	$63.3	$68.1	$2.00	$2.20
Canaccord Adams	Hold	$21.00	$429.8	$468.3	$61.9	$69.3	$2.07	$2.27
Mean:	NA	$26.50	$424.5	$455.2	$64.7	$71.9	$2.07	$2.34
Median:	NA	$24.00	$427.7	$458.3	$63.2	$69.7	$2.07	$2.33
Stripped Mean:	NA	$25.10	$428.0	$459.8	$63.2	$69.9	$2.07	$2.33

•

Summary of Selected Public Direct Selling and Dietary Supplement Companies. Canaccord Adams provided a summary of the proposed Offer Price in comparison to the trading multiples of a group of companies as a multiple of both revenue and EBITDA (earnings before interest, taxes, depreciation and amortization). Canaccord Adams selected public companies in the direct selling and dietary supplement industries. USANA operates in both of these industries, selling dietary supplement products through the direct selling channel. In addition to industry comparability, the selected companies were chosen based on certain operating metrics, such as margin structure and profitability. Canaccord Adams noted that applying the stripped mean multiples of this peer group to the last twelve months (LTM) and 2008 estimated revenue of USANA implied a per share equity value of $23.55 to $26.33, and applying these multiples to the LTM and 2008 estimated EBITDA of USANA implied an equity value of $29.80 to $32.17 per share. Canaccord Adams applied the stripped mean multiple to eliminate the effect of the highest and lowest outliers from the calculation of the mean multiple. Canaccord Adams believes that by eliminating the outliers in a particular set of data, one can counteract the effect of skewness in any particular distribution of data. Canaccord Adams noted that the implied equity value represented by the revenue multiple was in line with analysts’ consensus price target and the proposed Offer Price, but that the implied EBITDA multiple was significantly outside of both the analysts’ consensus price target and the proposed Offer Price. In Canaccord Adams’ opinion, all but one of the analysts were significantly discounting the EBITDA valuation metric based on such analysts’ price targets, and the market was also discounting the metric based on the trading price.

The group of peer companies and their operating data and applicable trading multiples is set forth below.

	Ent. Value	Revenue		EBITDA		Ent. Val. / Revenue		Ent. Val. / EBITDA
(dollars in millions)		LTM	2008E	LTM	2008E	LTM	2008E	LTM	2008E
Peer Companies
Avon Products Inc.	$18,152	$10,255	$10,700	$1,446	$1,678	1.8x	1.7x	12.6x	10.8x
Blyth, Inc.	$629	$1,165	$1,139	$123	$127	0.5x	0.6x	5.1x	4.9x
Ediets.com Inc.	$93	$30	$80	($4)	($6)	3.1x	1.2x	NMF	NMF
Herbalife Ltd.	$2,933	$2,242	$2,378	$374	$390	1.3x	1.2x	7.8x	7.5x
Mannatech Inc.	$123	$413	NA	$24	NA	0.3x	NA	5.1x	NA
Medifast Inc.	$70	$84	$90	$9	$10	0.8x	0.8x	7.6x	7.2x
Natural Alternatives International Inc.	$53	$94	NA	$4	NA	0.6x	NA	11.9x	NA
NBTY Inc.	$2,055	$2,043	$2,082	$337	$350	1.0x	1.0x	6.1x	5.9x
Nu Skin Enterprises Inc.	$1,181	$1,182	$1,215	$134	$160	1.0x	1.0x	8.8x	7.4x
Nutraceutical International Corp.	$166	$164	NA	$28	NA	1.0x	NA	5.9x	NA
NutriSystem Inc.	$584	$755	$719	$133	$121	0.8x	0.8x	4.4x	4.8x
Reliv International, Inc.	$77	$104	$109	$7	$8	0.7x	0.7x	11.2x	10.1x
Schiff Nutrition International Inc.	$29	$170	NA	$25	NA	0.2x	NA	1.1x	NA
Tupperware Brands Corporation	$2,953	$2,068	$2,120	$277	$304	1.4x	1.4x	10.7x	9.7x

Mean:	$2,078	$1,483	$2,063	$208	$314	1.0x	1.0x	7.6x	7.6x
Median:	$375	$584	$1,177	$75	$144	0.9x	1.0x	7.6x	7.4x
Stripped Mean:	$910	$874	$1,232	$123	$184	0.9x	1.0x	7.7x	7.5x

USANA	$352	$424	$442	$70	$66	0.8x	0.8x	5.0x	5.3x
USANA(at Offer Price)	$412					1.0x	0.9x	6.1x	6.2x

The following table sets forth the enterprise and equity values of USANA implied by the trading multiples of the group of peer companies.

	Peer Company Group
	LTM Ended 3/31/08		2008E
(dollars in millions except per share data)	Revenue	EBITDA	Revenue	EBITDA
Peer Company Group Stripped Mean Multiples	0.9x	7.7x	1.0x	7.5x

USANA Financial Data	$424.0	$70.2	$441.8	$66.5

Implied Enterprise Values:	$398.1	$539.9	$443.8	$500.9

Plus: Cash (3/31/08)	$17.6
Less: Debt (3/31/08)	$28.0

Implied Equity Values:	$387.6	$529.4	$433.4	$490.4

Implied Equity Value Per Share(1):	$23.55	$32.17	$26.33	$29.80

(1) Implied equity value per share based on 16.5 million total diluted shares.

•

Summary of Recent Acquisitions of Direct Selling and Dietary Supplement Companies. Canaccord Adams then summarized the proposed Offer Price in comparison to prices paid in a number of recent acquisition transactions as a multiple of both revenue and EBITDA. Canaccord Adams selected transactions involving target companies in the direct selling and dietary supplement industries. USANA operates in both of these industries, selling dietary supplement products through the direct selling channel. In addition to industry comparability, the selected transactions were chosen based on certain operating metrics of the target, such as margin structure and profitability. Canaccord Adams noted that applying the stripped mean multiples of the prices paid in these acquisitions to the LTM and 2008 estimated revenue of USANA implied a per share equity value of $25.95 to $27.06, and applying these multiples to the LTM and 2008 estimated EBITDA of USANA implied an equity value of $46.00 to $48.61 per share. Canaccord Adams applied the stripped mean multiple to eliminate the effect of the highest and lowest outliers from the calculation of the mean multiple. Canaccord Adams believes that by eliminating the outliers in a particular set of data, one can counteract the effect of skewness in any particular distribution of data. Canaccord Adams again noted that the implied equity value represented by the revenue multiple was in line with analysts’ consensus price target and the proposed Offer Price and that the implied EBITDA multiple was significantly outside of both the analysts’ consensus price target and the proposed Offer Price. Canaccord Adams was of the view that all but one of the analysts were significantly discounting the EBITDA valuation metric based on such analysts’ price targets, and the market was also discounting the metric based on the trading price.

The group of precedent acquisitions summarized by Canaccord Adams is set forth below.

(dollars in millions)
Announcement Date	Target	Acquirer	Implied Enterprise Value	Enterprise Value / LTM
				Revenue	EBITDA
12/28/2007	Natrol, Inc.	Plethico Pharmaceuticals Limited	$73.3	1.0x	NMF
12/21/2007	Bodybuilding.com	Liberty Media Interactive	$139.9	1.6x	NA
12/13/2007	Maximuscle Ltd.	Darwin Private Equity LLP	$153.1	NA	NA
6/04/2007	Arkopharma SA	Rombi Family	$702.1	2.4x	22.1x
2/08/2007	GNC	Ares Asset Management, Teachers Private Capital	$1650.2	1.1x	12.9x
1/19/2007	AquaCap Pharmaceuticals	Atrium Innovations	$22.0	1.5x	5.5x
12/22/2006	CPAC, Inc.	Buckingham Capital Partners	$53.7	0.5x	14.2x
11/08/2006	Neways, Inc.	Golden Gate Capital	NA	0.7x	4.4x
9/11/2006	Douglas Labs	Atrium Innovations	$4.0	0.8x	NA
7/19/2006	Excelligence Learning Corp.	Thomas Cressey Bravo	$124.0	0.9x	14.7x
5/04/2006	The Sportsman's Guide	Redcats USA, Inc.	$219.0	0.7x	11.1x
2/06/2006	VitaQuest Intl.	Ck Life Sciences	$166.0	1.2x	5.4x
12/08/2005	Douglas Laboratories (HVL)	Atrium Innovations	$87.0	1.3x	6.2x
11/28/2005	Nutrition and Sante	ABN Amro Capital France, L Capital Management	$247.3	0.8x	NA
11/14/2005	National Business Furniture	K+ K America Corporation	$82.0	0.7x	18.0x
7/08/2005	GT Brands LLC	Gaiam Inc.	$112.2	0.8x	24.9x
6/06/2005	Solgar	NBTY	$115.0	1.1x	NA
5/19/2005	Crosstown Traders, Inc.	Charming Shoppes, Inc.	$371.9	0.8x	13.3x
4/15/2004	Leiner Health Products	Golden Gate Capital	$840.2	1.3x	10.0x
3/03/2004	Pure Encapsulations	Atrium Innovations	$38.0	1.9x	5.4x
3/30/2004	Jafra SA	Vorwerk & Co.	$519.7	1.4x	11.3x
6/10/2003	Rexall Sundown	NBTY	$250.0	0.6x	NA
3/10/2003	Miles Kimball	Blyth	$65.0	0.5x	NA

Mean:				1.1x	12.0x
Median:				0.9x	11.3x
Stripped Mean:				1.0x	11.5x

The following table sets forth the enterprise and equity values of USANA implied by prices paid in the precedent acquisitions of direct seller and dietary supplement companies.

	Direct Seller & Supplement Precedent Acquisitions
	LTM Ended 3/31/08		2008E
(dollars in millions except per share data)	Revenue	EBITDA	Revenue	EBITDA
Precedent Transaction Stripped Mean Multiples	1.0x	11.5x	1.0x	11.5x

USANA Financial Data	$424.0	$70.2	$441.8	$66.5

Implied Enterprise Values:	$437.5	$810.6	$455.8	$767.5

Plus: Cash (3/31/08)	$17.6
Less: Debt(3/31/08)	$28.0

Implied Equity Values:	$427.1	$800.1	$445.4	$757.1

Implied Equity Value Per Share(1)	$25.95	$48.61	$27.06	$46.00

(1) Implied equity value per share based on 16.5 million total diluted shares.

After reviewing this valuation data, Canaccord Adams noted that the proposed Offer Price was consistent with the value implied as a multiple of revenue, and the premium proposed to be paid was substantially greater than premiums paid in transactions of similar size, and the proposed premium was consistent with the consensus future price target of equity research analysts. However, Canaccord Adams noted that the proposed Offer Price was below the value implied as a multiple of EBITDA. Canaccord Adams further noted that given the significant other factors in the market significantly adversely affecting the trading price of USANA stock, the proposed Offer Price represented a reasonable exit point for shareholders. The other significant factors in the market significantly adversely affecting the trading price of USANA stock are described above under “Special Factors—Reasons for the Offer and the Merger.” This was consistent with the goals of the Offer Participants of providing a price that represented an opportunity for immediate liquidity at a fair premium to the current trading price of the Shares.”

The last sentence of the first paragraph of the subsection entitled “Position of Purchaser, Holdco and the Offer Participants” is hereby deleted in its entirety and replaced with the following:

“These beliefs are based on a review of (1) the terms of the Offer and the Merger, (2) the analyses of Canaccord Adams described above under “—Presentation of Financial Advisor”, which analyses the Offer Participants adopt, and (3) the factors described below.”

The third bullet point in the second paragraph of the subsection entitled “Position of Purchaser, Holdco and the Offer Participants” is hereby deleted in its entirety and replaced with the following:

“•	The Offer Price, in comparison to the trading multiples of a group of companies selected by Canaccord Adams in the direct selling and dietary supplement industries, was within the range of implied per share equity values obtained by applying the stripped mean multiples of this peer group to the last twelve months (LTM) and 2008 estimated revenue of USANA of $23.55 to $26.33. Because these trading multiples reflect the value of the selected companies as going concerns, Purchaser, Holdco and the Offer Participants believe the Offer Price in comparison to these trading multiples is indicative of the value of USANA as a going concern.”

The fourth bullet point in the second paragraph of the subsection entitled “Position of Purchaser, Holdco and the Offer Participants” is hereby deleted in its entirety and replaced with the following:

“•	The Offer Price, in comparison to prices paid in a number of recent acquisition transactions selected by Canaccord Adams involving companies in the dietary supplement and direct selling industries, was within the range of implied per share equity values obtained by applying the stripped mean multiples of the prices paid in these acquisitions to LTM and 2008 estimated revenue of USANA of $25.95 to $27.06. Because the prices paid in these selected acquisitions reflect the value of the target companies as going concerns, Purchaser, Holdco and the Offer Participants believe the Offer Price in comparison to the prices paid for the target companies is indicative of the value of USANA as a going concern.”

The eighth bullet point in the second paragraph of the subsection entitled “Position of Purchaser, Holdco and the Offer Participants” is hereby deleted in its entirety and replaced with the following:

“•	Purchaser, Holdco and the Offer Participants believe the Offer Price to be fair considering USANA’s recent financial performance, profitability and uncertain growth prospects, as well as the difficult public market conditions specifically affecting direct selling companies. For example, direct selling companies like USANA are consumer driven businesses, and macroeconomic factors in the United States, such as the ongoing difficulties in the overall credit markets and the housing and mortgage markets, have negatively impacted consumer sentiment generally. Further, FDI has made allegations similar to those against USANA against other publicly-traded direct selling companies. Other significant factors in the market significantly adversely affecting USANA’s prospects are described above under “Special Factors—Reasons for the Offer and the Merger.” In addition, the following risks and uncertainties identified in USANA’s Exchange Act reports represent factors that could materially limit USANA’s growth and profitability:

•	USANA’s dependence upon a network marketing system to distribute its products;

•	Activities of USANA’s independent Associates;

•

USANA’s planned expansion into international markets, including delays in commencement of sales in any new market, delays in compliance with local marketing or other regulatory requirements, or changes in target markets;

•	Rigorous government scrutiny of network marketing practices;

•	Potential political events, natural disasters, or other events that may negatively affect economic conditions;

•	Potential effects of adverse publicity regarding USANA, nutritional supplements, or the network marketing industry;

•	Extensive government regulation of USANA’s products, manufacturing, and network marketing system;

•	Potential inability to sustain or manage growth, including the failure to continue to develop new products;

•	An increase in the amount of Associate incentives;

•	Reliance on the use of information technology;

•	The adverse effect of the loss of a high-level sponsoring Associate, together with a group of leading Associates, in that person’s downline;

•	The loss of product market share or Associates to competitors;

•

Potential adverse effects of customs, duties, taxation, and transfer pricing regulations, including regulations governing distinctions between, and USANA’s responsibilities to, employees and independent contractors;

•	The fluctuation in the value of foreign currencies against the U.S. dollar;

•	Reliance on outside suppliers for raw materials and certain manufactured items;

•	Shortages of or significant price increases in raw materials used in certain of USANA’s products;

•	Product liability claims and other risks that may arise with USANA’s manufacturing activity;

•	Intellectual property risks;

•	Disruptions to shipping channels to distribute USANA’s products to international warehouses; and

•	The outcome of regulatory and litigation matters.”

The third bullet point in the third paragraph from the end of the subsection entitled “Position of Purchaser, Holdco and the Offer Participants” is hereby deleted in its entirety and replaced with the following:

“•	Based on the data provided by Canaccord Adams, the Offer Price is below the value implied as a multiple of 2008 estimated EBITDA. The EBITDA multiple, however, was only one of several valuation metrics that Purchaser, Holdco and the Offer Participants considered in their determination. Moreover, it was Canaccord Adams’ view that all but one of the analysts were significantly discounting the EBITDA valuation metric based on such analysts’ price targets, and the market was also discounting the metric based on the trading price.”

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 7 (“Certain Information Concerning USANA”), incorporated herein by reference, is hereby amended to add the following sentence as the penultimate sentence in the fifth paragraph of such section, which is the subsection entitled “Summary Financial Information”:

“Such financial information and related notes contained in those documents are incorporated by reference in this Offer to Purchase.”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

The section of the Offer to Purchase entitled “SPECIAL FACTORS” (“Position of Purchaser, Holdco and the Offer Participants Regarding the Fairness of the Offer and the Merger”), incorporated herein by reference, is hereby amended as set forth above in Item 13 (Item 8) of this Amendment.

Item 13 (Item 9) is hereby further amended for purposes of clarifying that the discussion materials of Canaccord Adams Inc., which are attached to the Schedule TO as Exhibit (c), were provided to Dr. Myron Wentz and David Wentz subsequent to Canaccord Adam’s oral presentation of the valuation data and analyses described in the Offer to Purchase.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

The section of the Offer to Purchase entitled “SPECIAL FACTORS” (“Position of Purchaser, Holdco and the Offer Participants Regarding the Fairness of the Offer and the Merger”), incorporated herein by reference, is hereby amended as set forth above in Item 13 (Item 8) of this Amendment.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 7 (“Certain Information Concerning USANA”), incorporated herein by reference, is hereby amended as set forth above in Item 13 (Item 8) of this Amendment.

ITEM 13. FINANCIAL STATEMENTS.

The section of the Offer to Purchase entitled “THE TENDER OFFER” – Section 7 (“Certain Information Concerning USANA”), incorporated herein by reference, is hereby amended as set forth above in Item 13 (Item 8) of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2008
Date

GULL HOLDINGS, LTD.

/s/ Toby L. Marshall /s/ Mark J. Lewin
Signature

Mark J. Lewin and Toby L. Marshall, For and on behalf of Enmyn Limited Corporate Director
Name/Title

GULL-UNITY HOLDING CORP.

/s/ David A. Wentz
Signature

David A. Wentz, President
Name/Title

UNITY ACQUISITION CORP.

/s/ David A. Wentz
Signature

David A. Wentz, Vice President
Name/Title

MYRON W. WENTZ

/s/ Myron W. Wentz
Signature

DAVID A. WENTZ

/s/ David A. Wentz
Signature

JACQUELYN R. WENTZ

/s/ Jacquelyn R. Wentz
Signature

BRYAN WENTZ

/s/ Bryan Wentz
Signature

ANNETTE WENTZ

/s/ Annette Wentz
Signature

PAUL & JANE MEYER FAMILY FOUNDATION

/s/ William Terry Irwin
Signature

William Terry Irwin, Vice President
Name/Title

PAUL J. MEYER

/s/ Paul J. Meyer
Signature

ALICE JANE MEYER

/s/ Alice Jane Meyer
Signature

CENTRE ISLAND PROPERTIES, LTD.

/s/ Christopher Whorms
Signature

Christopher Whorms, Director
Name/Title

WACO BOYS CLUB FOUNDATION, INC.

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Vice President
Name/Title

L-K MARKETING GROUP, LLC

/s/ Kevin Rhea
Signature

Kevin Rhea, President
Name/Title

BEAGLE IRREVOCABLE ASSET TRUST

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Trustee
Name/Title